DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04007288

February 2, 2004

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-2-2004

Re: International Business Machines Corporation
Incoming letter dated December 18, 2003

Dear Mr. Moskowitz:

This is in response to your letter dated December 18, 2003, concerning the shareholder proposal submitted to IBM by James Mangi. We also have received a letter from the proponent dated January 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: James J. Mangi
21 Rockwell Rd.
Bethel, CT 06801

5/143

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 18, 2003

RECEIVED
2003 DEC 22 AM 11:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW, Judiciary Plaza
Washington, D.C. 20549

Subject: Stockholder Proposal of James J. Mangi

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof (the "Proposal"), attached as Exhibit A hereto, which Proposal was submitted on November 10, 2003 by James J. Mangi, a current IBM employee, and the "Secretary of Alliance@IBM"[1] (the "Proponent") to International Business Machines Corporation (the "Company" or "IBM"). The Proposal reads as follows:

"Resolved: the stockholders request:

> (1) a special review of IBM's executive compensation policies to determine whether they create an undue incentive to make short-sighted decisions, by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings-per-share; and
>
> (2) a report to the stockholders that summarizes the scope of the review, any recommendations made, and any action taken."

IBM believes that the entire submission (i.e. both the Proposal and the Supporting Statement) may properly be omitted from IBM's proxy materials being prepared for our 2004 annual meeting of stockholders (the "2004 Annual Meeting") for the reasons discussed below. For convenience, the submission shall hereinafter be referred to collectively as the Proposal. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

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[1] Mr. Mangi is currently the Secretary of a group calling itself the "Alliance@IBM." This group, which has unsuccessfully attempted to organize IBM employees, is affiliated with the Communications Workers of America (CWA) union. The Alliance@IBM is neither a certified nor recognized bargaining agent for any IBM employees. The same day the instant Proposal was submitted by Mr. Mangi, Mr. Michael Saville, a former IBM employee who had originally acted as a co-filer to a separate proposal filed by Mr. James Leas, another former IBM employee, and a current member of the Governing Council of Alliance@IBM, filed another proposal on "offshoring" which is the subject of a separate no-action letter request.

I. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal--which was submitted by the Proponent, the Secretary of the Alliance@IBM, with the goal of supporting union organizing efforts in the United States by the Communications Workers of America ("CWA") as well as to preserve local jobs (including the Proponent's) see Argument II, *infra* – does nothing more than attempt to second guess IBM's ordinary business policies and practices with respect to its global resourcing activities. Although couching the language of the "Resolved" section of the Proposal in terms of seeking an executive compensation review – oftentimes a subject matter not otherwise excludable under Rule 14a-8(i)(7), the true motivation of the Proponent relates to the issues the Proponent has with our global resourcing activities. In reality, he does not agree with such activities and seeks for us to review and report on these. Indeed, in second-guessing IBM and devoting his *entire* supporting statement to advance his thesis that the Company's decisionmaking on global resourcing is "myopically short-sighted," the Proponent wants both IBM stockholders as well as the Company to focus on this subject matter, and for IBM to report on such resourcing activities because, in his view, they have (or should have) a bearing on our executive compensation policies.

In the Proponent's view, the compensation factors provide an "undue incentive for executives to make short-sighted decisions that may boost short term earnings, even if the long term consequences may be detrimental to the Company." While citing "IBM's role in exporting American jobs to get cheaper employees an ocean away" as "*one example*" of the need for the instant review, the rest of the Supporting Statement cites ***no*** other examples we should be considering in our review. Hence, the Proponent is second-guessing our global resourcing activities. Indeed, as will be described in greater detail below, each of the remaining paragraphs of the Supporting Statement continue to refer to a variety of aspects of global resourcing or, what is known more colloquially as "offshoring." In effect, the Proponent is seeking to have IBM create a report in which we examine and report upon our global resourcing policies and procedures in connection with our executive compensation policies. While the Proponent may believe IBM is being "short-sighted," the issues associated with global resourcing -- which the Proponent would have us report upon -- fall at the heart of IBM's ordinary business operations. The fact that the Proponent has attempted to couch this as an executive compensation proposal simply cannot carry the day, because of its inextricable linkage to a variety of ordinary business matters. Aside from any of the other deficiencies and inaccuracies set forth in the Proposal, as outlined below, and irrespective of any other legal or factual shortcomings associated therewith, the Proposal should be omitted in its ***entirety*** because it relates to the ordinary business operations of the Company.

A. REQUESTING A REPORT WHICH INVOLVES THE REVIEW OF ORDINARY BUSINESS MATTERS IS FULLY EXCLUDABLE UNDER RULE 14a-8(i)(7).

In Release 34-20091 (August 16, 1983), the Commission implemented a significant change in the staff's *interpretation* of the ordinary business exclusion. Prior to that time, the staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematical, and the Commission recognized it. In Release 34-

20091, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and following the implementation of Release 34-20091, the Commission now considers *whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business*; where it does, the proposal ***will*** be excludable as ordinary business under Rule 14a-8(i)(7). (emphasis added).

The Company submits that the instant submission seeks a report involving the Company's ordinary business activities. As will be described, *infra*, multiple aspects of IBM's global resourcing activities involve garden variety ordinary business matters. Also, the Proponent's attempt to couch this Proposal as one related to executive compensation cannot avoid its exclusion because of the Proposal's inextricable link to these ordinary business matters. In this light, while the first sentence of the Resolved section speaks in terms of a review of the company's executive compensation policies, the Proponent has made such review expressly subject to the eight paragraphs of his Supporting Statement, which Supporting Statement does no more than question and second-guess the wisdom of IBM's decision-making on a variety of ordinary business matters related to global resourcing. Requiring IBM to review and report on a variety of the Company's ordinary business activities makes the Proposal itself subject to exclusion under Rule 14a-8(i)(7), as described above in Exchange Act Release 34-20091.

These ordinary business activities include our assessments of a variety of the Company's decision-making relating to the management of our workforce and related personnel practices and may include, without limitation: (i) reviewing and reporting upon Company determinations as to who should best be performing the Company's day-to-day work assignments in the ordinary course of our business; (ii) reviewing and reporting upon Company determinations as to which work assignments should best be performed in the United States and/or which work assignments should best be performed elsewhere (i.e., "offshore") and/or combinations thereof; (iii) reviewing and reporting upon associated Company determinations as to the hiring, promotion, relocation and termination of Company employees and other personnel practices relating to the general workforce; (iv) reviewing and reporting upon Company determinations as to whether, when and where to best employ the services of various third party vendors, contractors and suppliers to perform various day-to-day work functions, and (v) reviewing and reporting upon Company determinations as to a host of financial (i.e. cost) and non-financial issues associated with all of the foregoing. As such, notwithstanding that the text of the first paragraph of the "Resolved" paragraph of the Proposal purports to relate to executive compensation by requesting a review of IBM's executive compensation policies, the only issue actually pointed to by the Proponent, and noted specifically by him as the "example of the need for a special review of compensation policies" relates to a variety of the Company's human resources (i.e., personnel) practices and decisionmaking for the general workforce, *which personnel practices and decisionmaking the Company undertakes as part of its ordinary business operations*. As such, the *entire* Proposal should be excluded outright under Rule 14a-8(i)(7).

B. COMPANY DECISION MAKING ON THE MANAGEMENT OF THE WORKFORCE, INCLUDING DETERMINATIONS AS TO THE STAFFING OF PARTICULAR JOB TASKS, AND THE HIRING, PROMOTION, RELOCATION AND TERMINATION OF COMPANY EMPLOYEES AND SUPPLIERS, ALL FALL WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS UNDER RULE 14a-8(i)(7).

The Commission has expressed two central considerations underlying the ordinary business exclusion. See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. ***Examples include the management of the workforce, such as the hiring, promotion and termination of employees*, decisions on production quality and quantity *and the retention of suppliers*.** " (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also noted that the policy motivating the Commission in adopting the ordinary business exclusion was basically the same as the underlying policy of most state corporation laws. That is, to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impractical in most cases for stockholders to decide management problems at corporate meetings. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. In applying these concepts to the instant Proposal, it is clearly subject to omission under Rule 14a-8(i)(7).

C. DECISIONS AS TO HOW AND WHERE A COMPANY SHOULD DEPLOY ITS EMPLOYEES TO PERFORM WORK IS AN ORDINARY BUSINESS MATTER.

It is well established that the establishment, location and relocation of Company operations have all long been considered ordinary business matters, and the staff has often determined that stockholder proposals seeking to regulate where and how a company should perform its work are properly excludable under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7).

The Proponent, as the Secretary of Alliance@IBM, is particularly focused on advancing union efforts to keep local IBMers employed. By focusing his attention on the possibility that IBM may be sending work overseas, he is second-guessing management's decisionmaking on how and where we source our labor. Numerous references in the "Supporting Statement" suggest that the Proponent thinks IBM is being "short-sighted" to the extent we may decide, in the ordinary course of our business, to source certain work overseas. In the Proponent's words, "One example of the need for a special review of compensation policies is IBM's role in exporting American jobs 'to get cheaper employees an ocean away'" (see Paragraph 2 of the Supporting Statement). In addition to the fact that this statement clearly serves to second guess the Company's decision-making as to where we elect to source our labor, the Proponent has requested that we review this matter and report on it to our stockholders. This is clearly an ordinary business matter.

The issue of how and where a company elects to source its labor or deploy its work force (either directly or through contractors) are routine matters of ordinary business, and numerous letters of the staff have so ruled. A recent staff letter, Labor Ready, Inc. (April 1, 2003), is instructive. There, the company, a contract provider of temporary labor, sought to exclude a proposal from a stockholder who wanted the company to resolve various disputes with the Building & Construction Trades Division of the AFL-CIO. In seeking to have that company's stockholders vote on providing guidance to the company on where its workforce should and should not be deployed, the stockholder proposed, among other things, that the "board should instruct management to initiate a corporate moratorium on providing labor to job-action work sites." The proponent evidently thought that it would be best for the company to avoid friction with the union by not providing temporary labor at work sites where there were job-actions. In its no-action letter request to the SEC, the company argued that the stockholder proposal should be excluded under Rule 14a-8(i)(7), as it raised a matter of ordinary business.

In particular, the company maintained that the selection of work sites (whether a job-action work site or not) and the timing of such selection were fully within the purview of the company's management, and therefore the proposal "improperly impose[d] on the ordinary business functions of management by attempting to dictate where and when the Company's work force will be used." The staff concurred with the company's request to exclude the proposal as ordinary business, noting that employee relations issues fell within Rule 14a-8(i)(7). The same result is applicable to the Proponent, and his own belief that IBM should not be sourcing work overseas.

Similarly, in J.C. Penney Co., Inc. (March 7, 1991), another proponent, concerned over the company's policies and its decision-making regarding the closing of company store locations, wanted the company to continue to adhere to seven basic principles that its founder had established in 1913. In so doing, the proponent proposed that the company maintain catalog stores in locations where the company's retail stores were to be closed, and, at the same time, permit the affected company store managers who would otherwise lose their jobs to retain their employment by continuing to work as managers of the catalog operations which would remain at such locations. The proponent listed a variety of benefits which would accrue, both to the company as well as to the locales where the affected stores and managers were located. In its no-action letter request to the SEC, the company argued that store locations and sizing issues were among the key factors in determining the success of its business operations, and that the proposal impeded the company's ability to manage its own business. The staff agreed. In granting no-action relief, the staff noted that questions involving the operation of store and catalog facilities, as well as personnel and compensation decisions relating thereto, were matters that related to the company's ordinary business operations. The proposal was excluded from Penney's proxy materials. The same result should apply here with the instant Proposal.

As in both Labor Ready and Penney, the instant Proposal second-guesses this Company's decision making as to where job tasks are to be performed and who should be performing such tasks. The Proponent, believing that the company's decisionmaking is short-sighted, wants IBM to review all of its basic decision-making on the subject of "offshoring" and report back to shareholders as to whether our executive compensation policies create an undue incentive to make short-sighted decisions. By interjecting his position that the Company's decisionmaking on these matters are "myopically short-sighted," and seeking for IBM to perform this special review and report on it to stockholders, the Proponent is second-guessing IBM management on ordinary business matters. In particular, in paragraphs 2 and 3 of the Supporting Statement, the Proponent extrapolates snippets from various news sources to support his conclusions that the "huge difference in wage rates has created an enormous temptation for executives to export jobs, whether or not it may make sense in the long run," and "the criteria that are used to determine the bonus awards and incentive pay....give executives a personal incentive to export jobs because higher earnings within one to three year 'performance periods' may mean higher executive pay."

Aside from the false and misleading aspects of the Proponent's position, employee relations matters are an integral part of the day-to-day conduct of IBM's ordinary business operations, and the terms and conditions associated with the Company's employment relationships with its general workforce involve a balancing of a variety of complex business issues. Contrary to the opinion of the Proponent, *cost is only one of a number of different factors that go into the Company's business decisionmaking*. The ability for this Company to successfully manage these issues, the productivity and efficiency of our workforce, the work product delivered by our employees and vendors to our customers, and ultimately, the success of our business, all necessarily involve making a variety of complex and interrelated decisions, all in the ordinary course of business.

Global resourcing activities involve the understanding and management of a host of ordinary business matters. Global resourcing, or what has been recently dubbed colloquially as "offshoring," is a term used to describe relocating mainly labor-intensive activities to "developing countries" to take advantage of two things: deep, technically proficient workforces in nations that have made massive investments in their educational systems; and well-documented wage differentials in many of those nations. For IBM, we have been following a business model we've been practicing and refining for decades. Simply put, IBM invests locally, hires locally, sources talent wherever it resides in the world, and continuously remixes its portfolio of businesses and its skills to better compete, and better serve the evolving needs of our customers, *all in the ordinary course of business.*

Moreover, the Proponent's effort to describe "offshoring" in terms of work that somehow *belongs* in America versus the rest of the world simply doesn't mesh with the global nature of IBM's business, which in large part has been conducted "offshore" for many years. IBM employs the world's largest professional workforce, with more than 315,000 people in more than 160 countries. In addition to the fact that the majority of our workforce is already situated outside the United States, since 1979, the majority of IBM's revenues have also come from our global, or non-US operations. Hence, when IBM identifies work that can be performed competitively in an "offshore" market, we examine that as an option, *all in the ordinary course of business,* and, if the Company determines the work can be done to the standards we expect and our customers demand, we will properly consider making that shift; again, *all in the ordinary course of our business.*

In this case, having IBM provide a review of the variety of factors underlying our business decisionmaking in this area in a report to IBM stockholders would be both unwarranted and unwise. Any report, if issued, could provide valuable business information on IBM's decisionmaking to our competitors. Inasmuch as the proper administration of our day-to-day business in these situations should not be subject to stockholder review and oversight, the report requested by the Proponent is unwarranted, and the Proposal should be excluded under Rule 14a-8(i)(7). In sum, the knowledge, expertise, and judgment of the Company's management in dealing with specific, fundamental day-to-day business decision-making is not something that stockholders should have the power to seek reporting on.[2]

D. THE DETERMINATION OF COMPANY POLICIES AND PROCEDURES RELATING TO THE SELECTION OF SUPPLIERS IS ANOTHER ORDINARY BUSINESS MATTER.

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[2] In a related vein, the staff's recent conclusion that the decisionmaking by a company to cease operations in a particular location is also a matter falling within its ordinary business operations. In paragraph 5 of the Supporting Statement, the instant Proponent appears peculiarly focused on the possibility that executives could "be rewarded for exporting jobs before it becomes apparent that the move was short-sighted." For support, the Proponent cites an article noting that some companies have ended up repatriating manufacturing and design work because they felt they were losing control of core businesses or found them too hard to coordinate. This is irrelevant to the ordinary business nature of the decision-making. Every company must assess a variety of factors in determining whether to do business in a particular location, and if the decision is made to do business in a particular location, it is also an ordinary business matter how that company should manage its business at such location. Thus, the fact that the instant Proponent may disagree with IBM's decisionmaking on this subject does not take it out of the realm of ordinary business. Allstate Corporation (February 19, 2002)(excluding a proposal of a stockholder urging that insurance company to stop doing business in Mississippi because of "over-the-top jury awards" and other matters for which the stockholder claimed particular expertise.)

Day-to-day work for a company is not always performed by its own full-time regular employees. In many instances, work is outsourced to third party contractors, vendors, agents and suppliers. Outsourcing decisions are made and effected as part of a company's ordinary business operations. In this light, we also see the instant Proponent as second-guessing IBM's decisionmaking regarding outsourcing decisions. Since the Proponent would also have us review and report upon these activities, such review could also necessarily cover the Company's decision-making over whether, when and how IBM uses third parties, as opposed to Company employees, to accomplish our day-to-day work. This is clearly another ordinary business matter. In this connection, the SEC has viewed company decision making about its suppliers, including related outsourcing decisions, as falling within a company's ordinary business operations. See, e.g., Chrysler Corporation (January 16, 1996), where a proposal requesting that the company cease outsourcing its automotive parts needs to foreign suppliers was excluded because it related to decisions related to product choices and the company's sourcing of components. See also Seaboard Corporation (March 3, 2003) (proposal seeking company report on suppliers' use of antibiotics excludable under Rule 14a-8(i)(7); Hormel Foods Corporation (November 19, 2002) (to same effect); Nike, Inc. (July 10, 1997) (proposal requesting review of wage adjustments for independent contractors and addressing contract compliance with company's code of conduct excluded as ordinary business). The same result should apply here. As noted earlier, the Commission has specifically noted that the retention of suppliers is one of the tasks "*so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight.*" See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102), May 28, 1998 at p 29,108. Therefore, having IBM review and report on this matter runs afoul of Rule 14a-8(i)(7). As a result, the Proposal should be excluded from our proxy materials.

E. THE DETERMINATION OF COMPANY POLICIES AND PROCEDURES RELATING TO REDUCTIONS IN FORCE IS ALSO AN ORDINARY BUSINESS MATTER.

For many years, stockholders have also attempted to second guess layoffs and related personnel policies through the filing of stockholder proposals. Indeed, a review of the staff's no-action file reveals that employees and former employees often have ideas on how their companies can be better run. Yet, such ideas, which are often based upon the personal knowledge and history of such proponents, in many instances, are *not* matters which are properly the subject of stockholder proposals. Thus, proposals addressing issues similar to this one have been rejected under the ordinary business exclusion. For example, in Mobil Corporation (January 26, 1993), a former employee whose job had recently been eliminated as a result of consolidation resulting from "Mobil's need to improve efficiency and to respond to continued competitive conditions in the oil industry," filed a proposal requesting that the company adopt various policies with respect to its downsizing activities. After referring to a Fortune magazine article highlighting that Mobil was the largest loser of employees during the 1981-1991 period, the proponent urged the company to "make every effort to retain as many employees as possible, using attrition, hiring freezes and work sharing." The company argued, and the staff concurred, that the proposal could be omitted under the ordinary business exclusion, inasmuch as it related to the management of the workplace. The instant Proposal, second-guessing IBM's management of the workplace and seeking for us to report on it in connection with the review of our executive compensation policies," is similarly subject to exclusion under Rule 14a-8(i)(7).

Another proposal was filed by a Ford stockholder, unhappy over the way that company was being run, and requesting, among other things, that when company layoffs were deemed to be warranted, such layoffs would "not be exclusive to the lower echelon." That stockholder, recognizing the ongoing nature of that company's layoffs, also sought to have such layoffs apply to Ford's managerial and supervisory personnel. In seeking exclusion of the proposal, the company argued that it related to the company's personnel policies, which policies fell within the company's ordinary business operations. The staff concurred. In granting no-action relief, the staff wrote that "[t]he formulation of definitive guidelines for the hiring, layoff and retirement of Company employees, in the opinion of this Division, necessarily relates to the Company's ordinary business operations." Ford Motor Company (March 5, 1975).

It is noteworthy that the proponents in Mobil and Ford both recognized the realities associated with the need for their company to be able to manage the workforce, and each proponent, in their own way, sought to minimize the effects of such layoffs. Yet, this was still insufficient to avoid exclusion of such proposals. Like Mobil and Ford, we view the instant Proponent as second-guessing our Company on a variety of ordinary business issues and impermissibly substituting his own judgment for that of the Company's management on a variety of decisions regarding management of our workforce, including the retention and termination of our employees as well as our suppliers. See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102), May 28, 1998 at p 29,108.

By second-guessing IBM's global resourcing decisionmaking, and inextricably linking these activities to his proposed review of our executive compensation policies and the business decisions underlying the measures of performance that determine bonus awards and incentive pay, the Proponent is attempting to use the stockholder proposal process to have the Company revisit and change a variety of its decision making relating to the management of its day-to-day business operations for the general employee workforce, which basic decision making is required for the ultimate success of our Company. This is precisely what the ordinary business exception is designed to prevent.

Every day, decisions have to be made about what the Company should be doing, and where, how and with whom we should be doing it. These decisions aren't new and have been effected in the ordinary course of our business ever since IBM was established in 1911. Moreover, as will be described in Section I(G) *infra*, the Proponent's linking of this subject matter to executive compensation issues cannot save the day, because if any portion of a proposal (including items in a supporting statement) relates to ordinary business, the ***entire*** submission must be excluded.

F. THE PROPOSAL ALSO DOES NOT FOCUS ON ANY SIGNIFICANT SOCIAL POLICY ISSUE WHICH WOULD TRANSCEND THE DAY TO DAY BUSINESS MATTERS RAISED IN THE SUBMISSION.

We acknowledge the Commission's position that certain employment-related proposals that focus on sufficiently significant social policy issues are generally not considered to be excludable, because those proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. However, this is NOT such a proposal. Although the instant Proposal is couched as one requesting an executive compensation review, the true focus of the Proposal is to have the Company revisit our decision-making process on the question of "offshoring" i.e., what the Proponent describes as a "decision-making process that may prove to by myopically short-sighted."

As noted earlier, the Company's decision-making as to whether to expand, contract, or relocate existing business operations and the associated workforce is a complex one, involving the consideration of many factors, including, without limitation, assessing the type of work that is being performed and how and where it can best be performed; optimizing the match of the skill sets of company personnel to perform the work (both current and expected); whether and how to consider various employment alternatives (i.e., use of contractors and agents to perform certain tasks); optimizing the costs associated with training and retooling to perform both present and projected work; balancing considerations relating to the ultimate delivery of products, services and solutions, both internally as well as to our customers; legal and regulatory compliance; projected profitability; demographics; and the overall effects of such actions on the Company's work force and the respective locations where the Company's business operations are situated. At its heart, the instant Proposal represents no more than a defective submission seeking to force a stockholder review of IBM's employee relations activities, which activities fall within our ordinary business operations. Moreover, the submission, as drafted, is clearly devoid of any significant social policy issues which might avoid its exclusion under Rule 14a-8(i)(7).

In reaching our conclusion that the Proposal is fully excludable under Rule 14a-8(i)(7), we are cognizant of the position of the staff in the Pacific Telesis Group (February 2, 1989) letter relating to plant closings, but that letter is readily distinguishable. There, a proponent requested that the registrant study the impact on communities of the closing or consolidation of company facilities, including alternatives that could be developed by the company to help mitigate company decisions to close or consolidate company facilities. In denying no-action relief under the ordinary business exclusion, the staff acknowledged that in the past, it had permitted registrants to omit from their proxy materials shareholder proposals dealing with plant closings, including proposals dealing with specific decisions regarding the closing or relocation of particular plant facilities, or proposals raising questions as to how companies intended to deal generally with the broad social and economic impact of plant closings or relocations, or both. In such cases, the staff had concurred in registrants' arguments that proposals could be omitted as ordinary business in reliance upon former Rule 14a-8(c)(7). In announcing its change of position, the staff noted that certain proposals, including the one then at issue, involved substantial corporate policy considerations that went beyond the conduct of the Company's ordinary business operations. The staff also stated that its new position would *not* apply to proposals concerning specific decisions regarding the closing or relocation of particular plant facilities, noting that its position with respect to those proposals would remain unchanged and would continue to be excludable pursuant to former Rule 14a-8(c)(7). In addition, the staff expressed its view that former Rule 14a-8(c)(7) also would be available to exclude a proposal that refers to the closing or relocation of a particular facility; even if such proposal deals generally with the broad social and economic implications of plant closings and relocations.

The instant Proposal is readily distinguishable from Pacific Telesis and similar letters. Unlike the proposal in Pacific Telesis, which required the registrant to "study the impact on communities of the closing or consolidation" of company facilities and that "alternatives be developed that help mitigate" decisions to close or consolidate company facilities, the instant Proponent requests none of this. The instant Proponent is interested in advancing the ends of Alliance@IBM, of which he is Secretary, and having IBM keep jobs (including his own) locally.

In addition to being a matter excludable under Rule 14a-8(i)(4), see Argument II, *infra*, the Proposal is focused on ordinary business matters, *not* on employment policies affecting all IBMers generally (which would also generally be excludible as ordinary business), *and certainly not* on any significant social policy issues which, in other circumstances *not* present here, might make it appropriate for stockholder consideration. See Exchange Act Release 40018 (May 28, 1998); 63 F.R. 29,106 at p.29,108. As noted earlier, the instant Proposal does not attempt to have the IBM Board of Directors review and report on any significant social policy issues, focusing instead on having the company review executive compensation policies *in light of the variety of ordinary business issues we have highlighted earlier in this paper relating to our global resourcing activities, which the Proponent second-guesses.* The instant submission, raising these ordinary business matters, is therefore fully excludable under Rule 14a-8(i)(7).

Moreover, we categorically reject the Proponent's attempt to refer to media articles on "offshoring" in order to create a significant corporate or other social policy issue. In this light, issues relating to job security and related employee benefits have long been the subject of multiple proposals over the years, both before and after the Pacific Telesis decision. In particular, a host of stockholder proposals were submitted to a large number of aerospace and other industrial companies--which companies were then subject to widespread layoffs due to the cyclical nature of those industries, and the downsizing of various governmental projects. In an attempt to address the growing problems associated with *ongoing layoffs*, *dozens* of stockholder proposals were filed over the years to a number of such companies, urging the creation of an inter-industry committee to provide skilled professionals with such items as portable pensions, accrued vacation rights and other benefits. In a consistent series of no-action letters over these years, the SEC staff uniformly and correctly ruled that all of these proposals should be excluded under former Rule 14a-8(c)(7), as relating to the companies' ordinary business operations. *See, e.g.*, Rohr Industries, Incorporated (September 10, 1991 and October 19, 1989); The Boeing Company (November 28, 1990, January 16, 1990, January 10, 1989, November 30, 1987, November 6, 1986, November 21, 1985 and November 15, 1984); Lockheed Corporation (March 12, 1990, February 9, 1989, January 9, 1987 and February 19, 1986); McDonnell Douglas Corporation (February 4, 1991, October 13, 1989, January 30, 1989, January 25, 1988, January 3, 1986, January 28, 1985 and January 17, 1984); General Motors Corporation (March 13, 1990, March 10, 1989 and March 31, 1988); Northrop Corporation (February 21, 1991, December 27, 1989, December 27, 1988, January 25, 1988, November 28, 1986, January 6, 1986 and January 4, 1985); Rockwell International (November 24, 1989, November 5, 1985, November 14, 1984 and November 18, 1983); General Dynamics Corporation (October 20, 1989, January 10, 1989, January 29, 1988, February 27, 1987, January 9, 1986 and January 28, 1985); GenCorp (January 25, 1988, January 7, 1987 and December 12, 1985).

Furthermore, news articles and general media attention have ***not*** in the past, been the mechanism for creating substantial policy issues, and certainly should not be in the instant case. In this light, we view the staff's position in the above-referenced stockholder proposals as instructive. Indeed, looking back on the aerospace and other heavy industries receiving governmental contracts during the 1980's and 1990's, one may remember the large-scale unemployment and the disruption of many thousands of workers' lives across the country associated with military downsizing, the resultant industry consolidation and the overall cyclical nature of the work in these industries. Indeed, the employees' desire for portable pensions, vacation rights and other employee benefits were referenced in each instance, both in the proposals and in the supporting materials submitted by the respective stockholder proponents. Moreover, at that time, the human element associated with downsizing activities was noted. The press also highlighted the plight of workers and it was also the subject of legislative activity both at the state and federal levels. At one point, the *Los Angeles Times* reported that Congress was considering a variety of legislation to help defense-industry workers who were laid off because of cost-cutting in Congress and the defense industry, as further described in the footnote below.[3] In that article, it was also reported that tens of thousands of local

[3] *Los Angeles Times*, Thursday, Home Edition, "LEGISLATION WOULD HELP WORKERS IN DEFENSE LAYOFFS," July 26, 1990. The article reported that House Bill 3999, introduced by Rep. Mary Rose Oakar (D-Ohio), would provide about $200 million for programs including more unemployment benefits for defense workers, educational grants for retraining, and reimbursement money for job-search and relocation expenses. The program also sets aside funds for entrepreneurs who want to market their defense-industry know-how in the private sector. The bill would create an administrative staff, but not a new bureaucracy, Oakar said at a public hearing in Paramount on Monday. She said the policy-making committee would include the heads of already-existing departments, such as the Labor Department, Defense Department and Small Business Administration.

House Bill 5327, authored by Barbara Boxer (D-Greenbrae), would return 10% of defense cuts to the communities affected by the loss of these federal funds. The secretary of labor would determine which areas would be eligible. Cities could use the money for job training or other needed programs. Her bill also penalized contractors that relocate, requiring them to leave behind 20% of their contracts' value when they move their facilities and leave employees behind.

Boxer also introduced legislation she said will help communities recover from the closing of military bases, which is another aspect of defense cutbacks. One bill provided financial incentives to federal employees who accept early retirement. Another gave military employees first crack at federal jobs when their base is aerospace workers would already have lost their jobs by the time any of such proposed legislation would take effect.

Yet, notwithstanding the host of press on the subject matter, as well as a variety of federal and state legislative efforts to provide relief for these industry workers, the SEC staff members uniformly and correctly concluded that these stockholder proposals could properly be excluded from registrants' proxy statements as "ordinary business." The staff employed the same facts and circumstances test under former Rule 14a-8(c)(7) as existed *prior* to the now-famous Cracker Barrel decision. See Cracker Barrel Old Country Store Inc. (October 13, 1992 and January 15, 1993). None of the proposals lodged during those years on those subjects were viewed by any of the staff reviewers at the SEC as raising any significant social, economic or other important policy issues sufficient to take such proposals outside the scope of the ordinary business exclusion. The same result should apply to the instant Proposal. The staff should reject any attempt by the Proponent to try and create a substantial policy issue using this process. When we employ the same facts and circumstances test under current Rule 14a-8(i)(7) to the instant Proposal, it follows that the very same result should apply to the instant Proposal as the above-referenced letters, and the instant Proposal should also be excluded outright as an ordinary business matter.

Further, as described below, the Proponent's attempt to couch this Proposal as an executive compensation matter to try and avoid exclusion simply cannot pass muster, as he has inextricably linked his reporting request to a variety of ordinary business items. Since the instant Proponent is truly focused on IBM keeping jobs (including his own) locally, it is clear that the instant Proposal does not focus on any significant social policy issues which would transcend ordinary business matters.

G. WHERE PART OF A PROPOSAL IMPLICATES ORDINARY BUSINESS MATTERS, THE ENTIRE PROPOSAL MUST BE OMITTED UNDER RULE 14a-8(i)(7).

The Company firmly believes that the submission is excludable as ordinary business. In this light, the Proponent's attempt to couch the Proposal as one relating to a review of our executive compensation policies cannot be separated from the many global resourcing matters he has taken issue with and second-guessed in the Supporting Statement, which he also would have IBM consider and report upon. In this connection, if any portion of a submission includes ordinary business matters, the staff has ruled that the ***entire*** submission may be excluded. Hence, the Proponent's drafting of the Resolved portion of the Proposal as relating to executive compensation simply cannot not carry the day here in order to avoid exclusion of the entire Proposal under Rule 14a-8(i)(7). See, e.g. International Business Machines Corporation (January 9, 2001, reconsideration denied February 14, 2001) and General Electric Company (February 10, 2000). The IBM and GE rulings were based upon long-standing staff precedent that when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7).

---

taken over by another agency. A third bill mandated 60 days' notice when the government eliminates jobs at a military base.

In this light, we view the instant Proposal as substantially similar to International Business Machines Corporation (January 9, 2001, reconsideration denied February 14, 2001). There, a former IBM employee filed a proposal requesting that the board adopt a policy that future executive incentive compensation be determined from real company operations not including accounting rule profit from pension fund surplus and that IBM provide transparent financial reporting of profit from real company operations. The staff concluded that IBM could exclude the ***entire*** proposal under Rule 14a-8(i)(7), noting "in particular that a portion of the proposal relates to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)." The same result should apply here. The fact that the proposal in IBM also related to executive compensation, ordinarily not excludable under Rule 14a-8(i)(7), did not matter, since the stockholder also sought disclosure of information which related to our ordinary business operations. That is also the situation here. As a result, the same result should apply to the instant Proposal.

Moreover, it also does not matter where the ordinary business information resides within the stockholder's submission. A proposal can be excluded as ordinary business even where the "ordinary business" portion resides only in the Supporting Statement. If the submission, taken as a whole, relates in any way to ordinary business, the entire submission can be excluded. In this connection, the staff has regularly and expressly permitted the exclusion of a variety of other proposals implicating both corporate governance as well as social or other substantial policy issues, where only a *portion* of the relief sought addressed ordinary business matters. For example, in Wal-Mart Stores, Inc. (March 15, 1999), a proposal sought for a report to be prepared on the company's actions to ensure it did not purchase from suppliers who manufactured items using forced labor, convict labor, child labor or who failed to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The staff noted that a paragraph of the submission related to the registrant's policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage. Given that this last paragraph implicated ordinary business matters, the staff determined that the ***entire*** proposal could be excluded under Rule 14a-8(i)(7), *reiterating the Division's practice not to permit revisions of a proposal under Rule 14a-8(i)(7)*. See also The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing corporate governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*); M&F Worldwide Corp. (March 29, 2000) (proposal to implement actions designed to enhance shareholder value, including but not limited to repurchase of shares, cash dividends, sale of assets and curtailment of nonoperating activities was properly determined by the staff to be excludable *in its entirety* under Rule 14a-8(i)(7), since the proposal related *in part* to non-extraordinary transactions).

Thus, notwithstanding that the Resolved section of the Proposal seeks for the company to conduct a review of our executive compensation policies, this does not mean the Proposal falls outside the ordinary business exclusion. Given the multiple references in the Supporting Statement to ordinary business matters which the Proponent second-guesses and would have us consider and report upon, the entire Proposal is defective. In sum, the instant Proposal must be excluded under the ordinary business exception because substantial portions of the review the Proponent seeks to have the Company report upon -- relating to our global resourcing activities -- implicate well-established ordinary business matters. See IBM and General Electric Co., supra.

In this connection, other recent letters have reached the same conclusion on proposals addressing both executive compensation (a subject matter generally outside of the ordinary business exclusion) and other matters. It is also noteworthy that the staff, in Associated Estates Realty Corporation (March 23, 2000), concluded that a proposal which made recommendations concerning the compensation of the chief executive officer and the institution of a business plan which would include disposition of non-core businesses and assets could also be excluded *in its entirety* because it related *in part* to ordinary business operations. Similarly, in E*Trade Group, Inc. (October 31, 2000), the staff recently concurred in the omission of a proposal under the ordinary business exclusion which recommended a number of potential mechanisms for increasing shareholder value, including: (a) the sale of the company; (b) changes to the executive compensation plan to more accurately reflect company performance and tie compensation to that performance; (c) reduction of staff to improve earnings performance and (d) dismissal and replacement of executive officers. The staff concluded that since two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the *entire* proposal should be omitted. The staff again reiterated in E*Trade Group, Inc. that it was ***not*** the Division's practice to permit revisions under rule 14a-8(i)(7). The same conclusion should be reached here.

Consistent with past staff precedent, no revisions to this Proposal, excludable under Rule 14a-8(i)(7), should be permitted. Moreover, to the extent any portions of the submission implicate ordinary business matters, the entire Proposal should be excluded. For all of these reasons, the Company hereby reasserts that the Proposal relates to the conduct of the Company's ordinary business operations, and should be excluded *in its entirety* from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(7). We therefore respectfully request that no enforcement action be recommended to the Commission if the Proposal is so excluded under Rule 14a-8(i)(7).

II. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(4) AS IT RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE OF THE PROPONENT AND ALLIANCE@IBM, DESIGNED TO FURTHER A PERSONAL INTEREST OF THE PROPONENT WHICH IS NOT SHARED BY IBM STOCKHOLDERS AT LARGE.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

While the instant Proposal is also fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations, see Argument I, supra, this Proposal is also excludable here under Rule 14a-8(i)(4). The Proponent, the Secretary of

Alliance@IBM, has lodged the instant Proposal as one of many tactics he and the Alliance believe will gain attention and recognition for Alliance@IBM and its union organizing efforts, as well as the instant matter, which is one of the Alliance's key focus items. Therefore, this stockholder proposal should also be omitted under 14a-8(i)(4) as it relates to the advancement of a personal claim or grievance against the Company which is clearly designed to further the Proponent's personal interest, which interest is not shared with IBM stockholders at large.

In this light, we see this situation as providing an even stronger case for the application of Rule 14a-8(i)(4) than in Dow Jones & Co. (January 24, 1994). There, a stockholder, a member of a labor union, also submitted an executive compensation proposal. However, that proposal was not directly related to the personal interest; i.e., to have the registrant take a course of action favorable to the union. In granting no-action relief, the staff was able to discern the true motive for the proposal, and concurred to omit it under the predecessor to Rule 14a-8(i)(4). The same result should apply here.

As the Secretary of Alliance@IBM, it is clear that the Proponent is raising this issue not only as an employee, but also as the Secretary of Alliance@IBM. Moreover, the issues he is advancing now in the Proposal ***are the very same ones*** as are being advanced by Alliance@IBM as part of its union organizing efforts. A cursory review of the allianceibm.org website shows that this is just another way for Alliance@IBM to air its issues. (See Exhibit B). The home page of the allianceibm.org website has as its headline banner:

"SOS"

(Stop Off Shoring)

together with a number of hyperlinks to articles and other information about this subject. The top hyperlink specifically states "Alliance@IBM urges IBM workers to fight plan to move jobs offshore." This statement links to an article in which the President of Alliance@IBM is specifically quoted as saying:

"We are working with our members to organize to fight this any way we can."

Indeed, the filing of the instant Proposal by Mr. Mangi, the Secretary of Alliance@IBM, is just another one of the ways the Alliance is using to advance its own interests on this topic. To this end, separate pages on the Alliance@IBM website provide additional information and materials on offshoring which show the same objective.

See, e.g. http://www.allianceibm.org/offshore/letters.htm (sample form letters created by the Alliance to send out).

A further perusal of the website reveals that the Proponent and the Alliance share the same interests. These interests, however, are not shared by IBM stockholders at large. We view the Proponent's use of the shareholder proposal process here as an improper way to advance his own personal objectives, as well as those of Alliance@IBM. The fact that he and the Alliance may be against offshoring does not mean that such interests are shared by IBM stockholders at large. In this connection, the Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor Rule [Rule 14a-8(c)(4)], the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. **Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

IBM stockholders at large are interested in having IBM manage its business effectively. Proposals like the instant one advancing special interests should not be included in a company's proxy materials. With this in mind, the staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Southern Company (February 12, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); The Standard Oil Company (February 17, 1983); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or advance personal grievances like the instant one, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's 2004 Annual Meeting. Since the instant Proponent is misusing the shareholder proposal process to further address his own issues and those of Alliance@IBM, the Company respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4). See CSX Corporation (February 5, 1998)(proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance). As such, the Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(4), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(4).

III. THE PROPOSAL SHOULD BE OMITTED FROM THE COMPANY'S PROXY MATERIALS UNDER RULES 14a-8(i)(3) AND 14a-9, AS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING TO THE COMPANY'S SHAREHOLDERS AS WELL AS THE COMPANY. AS A RESULT THE PROPOSAL IS ALSO BEYOND THE POWER OF THE COMPANY TO IMPLEMENT UNDER RULE 14a-8(i)(6).

The Company firmly believes, as a matter of law, that Rules 14a-8(i)(7) and (i)(4) each provide a fully adequate basis for the exclusion of the entire Proposal. In addition, however, Rule 14a-8(i)(3) provides another equally adequate basis for its exclusion in this case. Rule 14a-8(i)(3) permits the omission of proposals and associated supporting statements that are contrary to the Commission's proxy rules, including Rule 14a-9, which in turn, prohibits false or misleading statements in proxy materials. Rule 14a-9(a) provides that no proxy solicitation shall be made containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. Note (b) to Rule 14a-9 also provides that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, may also be misleading within the meaning of such Rule.

Following our review of the Proposal, the Company believes that the instant Proposal should also be omitted pursuant to Rules 14a-9 and 14a-8(i)(3) because portions of such Proposal are false and misleading, and others are so inherently vague and indefinite as to be subject to a host of varying interpretations by both shareholders and the Company. As a result, the Proposal is also beyond the power of the Company to effectuate under Rule 14a-8(i)(6).

The Proposal seeks a review of IBM's executive compensation policies to determine "whether they create an undue incentive to make short-sighted decisions." Yet, nowhere in the Proposal or the Supporting Statement does the Proponent set forth any types or examples of decision-making he would view as proper. Instead, the Proponent, a US based IBM employee and the Secretary of Alliance@IBM, advocates against global resourcing. He points to a number of news items relating to the topic of "offshoring" and advances his thesis that our executive compensation policies must be short-sighted. Other than to focus on the "offshoring" issue, we think the submission -- which purports to require IBM to undertake an executive compensation review -- fails to provide any guidance whatsoever on the scope of that review, leaving IBM as well as our stockholders to wonder exactly what else should properly be included within the scope of such review. This lack of clarity and direction makes the submission vague and indefinite under Rule 14a-8(i)(3).

As noted earlier, the Supporting Statement focuses on global resourcing, an ordinary business matter. In this connection, paragraphs 2, 3 and 5 of the Supporting Statement contain fragmentary snippets from news articles. Even if the words within the Proponent's quotation marks are accurate, these snippets selectively portray an extremely small portion of the subject matter described in these articles, and we do not believe the snippets capture the gist of these articles. Moreover, such references also lend an undue air of credibility to the Resolved section of the Proposal. Hence, we believe all of these snippets should be omitted as both vague and indefinite as well as materially false and misleading. For the same reason, the sixth paragraph of the supporting statement should be eliminated in its entirety. While it purports to quote from one IBM, it does so in an extremely selective manner, and in a way which fails to capture the totality of such person's views on the matter at hand.

Moreover, the fourth paragraph of the Supporting Statement should be omitted under Rule 14a-9. In this connection, we reject as materially false and misleading the Proponent's suggestion that "the criteria that are used to determine the bonus awards and incentive pay....give executives a personal incentive to export jobs because higher earnings within one to three year 'performance periods' may mean higher executive pay." IBM executives are interested in managing the business effectively. The Proponent's attempt to impugn the character and integrity and reputation of our executives by suggesting that they would export jobs to receive greater pay is simply not well taken. As a result, the entire paragraph should be omitted.

Finally, as mentioned earlier, we fail to see how a Proposal, purportedly interested in IBM's executive compensation policies, would utilize the overwhelming portion of the Supporting Statement to second-guess IBM's global resourcing activities, while at the same time, fail to provide stockholders with any meaningful guidance or explanation either as to the alleged shortcomings he sees in the existing performance measures, or as to any alternative measures of performance the Proponent would suggest that the Company utilize. Drafting a proposal with such vagueness is not a good thing to do. Stockholders need to understand what it is that a proponent would like a company to do, and they should not be made to speculate as to what it is they may be voting upon.

In this connection, the Commission has found that proposals or portions thereof may be excluded where they are

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Philadelphia Electric Company (July 30, 1992).

The staff's response above applies with full force to the instant Proposal. In Wendy's International, Incorporated (February 6, 1990), the staff excluded under former Rule 14a-8(c)(3) a proposal seeking to "eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future." The staff noted that the proposal, if implemented, would require the Company to determine what constitutes an anti-takeover measure, and that such a determination would have to be made without guidance from the proposal, and would be subject to differing interpretations by shareholders voting on the proposal and the Company if the proposal were implemented. The staff therefore determined that the Proposal could be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the Proposal. See also Comshare, Incorporated (August 23, 2000)(second proposal asking for Comshare not to "discriminat[e] among directors based upon when or how they were elected" and "try to avoid defining change of control based upon officers or directors as of some fixed date," properly excluded by registrant as vague and indefinite).

The courts have supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

Given the fact that the instant Proposal suffers from the very same infirmities noted in the above staff letters and the cases cited above, the Company hereby submits that the instant Proposal should also be omitted under Rules 14a-8(i)(3), (i)(6) and 14a-9. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the instant proposal on the basis of Rules 14a-8(i)(3), (i)(6) and 14a-9.

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2004 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request to be copied on any response that may be made to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

With a copy to:

Mr. James J. Mangi
21 Rockwell Road
Bethel, CT 06801

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

November 10, 2003

Mr. Daniel E. O'Donnell
Office of the Corporate Secretary
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Dear Mr. O'Donnell:

Pursuant to my rights under rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, I hereby submit the enclosed shareholder proposal for inclusion in the International Business Machines Corporation ("IBM") proxy statement for the 2004 annual meeting.

I am the beneficial owner of shares of IBM common stock having a market value in excess of $2,000 which have been held for over a year from this date. My IBM stock is held in the Employee Stock Purchase Plan (Acct. No. 11996-79702). I intend to hold my IBM stock through the date of the 2004 annual meeting of shareholders. I, or a designated representative, will present the proposal for consideration at the annual meeting of shareholders.

Sincerely,

James J. Mangi

James J Mangi
21 Rockwell Rd.
Bethel, CT 06801

Enclosure

Resolved: the stockholders request:

(1) a special review of IBM's executive compensation policies to determine whether they create an undue incentive to make short-sighted decisions, by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings-per-share; and

(2) a report to the stockholders that summarizes the scope of the review, any recommendations made, and any action taken.

Supporting Statement

IBM uses net earnings, cash flow and earnings-per-share as one or more of the factors that determine bonus awards and incentive pay. In my opinion, this creates an undue incentive for executives to make short-sighted decisions that may boost short term earnings, even if the long term consequences may be detrimental to the Company and its shareholders.

One example of the need for a special review of compensation policies is IBM's role in exporting American jobs "to get cheaper employees an ocean away." USA Today (Aug. 5, 2003). Time reports that some managers of American companies "believe they can cut their overall costs 25% to 40%" merely "by taking advantage of lower wages overseas." (Aug. 4, 2003).

This huge difference in wage rates has created an enormous temptation for executives to export jobs, whether or not it may make sense in the long run. One business consultant declared that "many, many clients" have delivered "an edict from the top" that "you will send X amount of dollars or people offshore." Lou Dobbs Show (Sept. 22, 2003).

In the case of IBM, I believe this temptation is greatly exacerbated by the criteria that are used to determine the bonus awards and incentive pay of senior executives. These criteria give executives a personal incentive to export jobs because higher earnings within one to three year "performance periods" may mean higher executive pay.

The problem with this scenario is the possibility that executives will be rewarded for exporting jobs before it becomes apparent that the move was short-sighted. For example, Business Week has reported that "many companies [have] ended up repatriating manufacturing and design work because they felt they were losing control of core businesses or found them too hard to coordinate." (Feb. 3, 2003). Other potential costs include reduced employee morale and the development of foreign competition.

In March of 2003, IBM's Director of Global Employee Relations was asked if IBM was "trying to capture best practices or lessons learned" in exporting jobs. He responded:

> "No . . . frankly . . .the answer is 'offshoring - what is the question?' So . . . the approach and strategy here really has to crystallize as we decide what it is that is going to be moved, and what are the implications..."

In my opinion, this answer reflects a decision-making process that may prove to be myopically short-sighted.

I believe compensation decisions should look beyond reported earnings to consider both the quality of earnings and the quality of executive decision-making. The proposed actions would be a step in that direction.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8


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January 14, 2004

RECEIVED
2004 JAN 15 PM 2:37

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of IBM for a No-Action Letter With Respect to the Shareholder Proposal of James J. Mangi

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of IBM that it may exclude the shareholder proposal of James J. Mangi from its 2004 proxy materials. The Proposal requests:

> "(1) a special review of IBM's executive compensation policies to determine whether they create an undue incentive to make short-sighted decisions by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings per share; and
>
> (2) a report to the stockholders that summarizes the scope of the review, any recommendations made, and any action taken."

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). We submit that IBM has failed to meet this burden. All of its claims are without merit.

II. IBM Has Failed to Demonstrate That the Proposal Relates to Ordinary Business Operations

A. Rule 14a-8(i)(7) Does Not Apply Because the Proposal Deals with Criteria for Determining Executive Compensation

It has been the position of the Commission, since February of 1992, that shareholder proposals may not be excluded from a company's proxy materials if they deal with the compensation of senior executives. See A. Goodman and J. Olson eds., SEC Proxy and Compensation Rules, Section 15.7[2] at p. 15-30 (Third edition, 2004 Supplement). In this context, the staff has denied company requests for no-action letters when proposals "appear to be related to the criteria for determining executive compensation" (emphasis added) See e.g.General Electric Company (Feb. 22, 2000). The staff has also denied requests for no-action letters when a proposal is addressed to the "policies and standards for setting executive compensation" See e.g. Louisiana-Pacific Corporation (Feb. 29, 1996).

Contrary to the repetitive arguments of counsel, the instant Proposal is plainly addressed to the criteria that IBM uses in determining the compensation of senior executives. It expressly calls a "review of IBM's executive compensation policies" (emphasis added). In addition, it is specifically addressed to the fact that IBM uses "measures of performance that include net earnings, cash flow and earnings per share" (emphasis added).

The Supporting Statement is also addressed to the policies and criteria that IBM uses in determining executive compensation. It expresses a concern that IBM's current compensation criteria may create "an undue incentive for [senior] executives to make short-sighted decisions that may boost short term earnings, even if the long term consequences may be detrimental to the Company and its shareholders" (emphasis added). The concluding paragraph confirms this focus, by expressing the view that "compensation decisions should look beyond reported earnings to consider both the quality of earnings and the quality of executive decision-making" (emphasis added).

Despite the repeated assertions of IBM counsel, there is nothing in the Proposal, or in the proposed report to the shareholders, that would require the "second-guessing" of IBM's decision-making on any particular matter or issue other than the criteria that it uses in making executive compensation decisions. The focus is entirely on the compensation criteria, and the related question of whether it may be appropriate to remove "undue incentives" that may create a bias in favor of short-term decision-making.

In addition, contrary to the claims of IBM counsel, there is nothing in the Proposal, or in the proposed report, that would require IBM to "revisit" its "decision-making process on the question of 'offshoring'" (see p. 10). Apart from the fact that the Proposal is entirely precatory, it leaves the proposed "review of IBM's executive compensation policies" entirely to the discretion of the Board of Directors. If the Proposal is adopted, the Board would have complete discretion to decide "the scope of the review, any recommendations made, and any action taken."

Nor is there any merit to the IBM's claim (p.3) that the Proposal is "inextricably linked" to ordinary business operations. In addition to the fact that the Board is given complete discretion to design and implement the proposed review of executive compensation criteria, the Proponent has expressly presented the discussion of "offshoring" as just "one example of the need" for such a review (emphasis added). He could also have argued that the same compensation criteria create an undue bias toward imprudent sales of assets, ill-advised mergers or acquisitions, or the overfunding of defined benefit pension plans in a manner that would generate increases in reported earnings from "pension income."

B. To the Extent That Offshoring is Discussed As An Example, the Proposal Raises Significant Issues of Policy That Transcend Ordinary Business

As argued above, we submit that the instant Proposal "transcends" ordinary business operations because it deals with criteria for determining executive compensation. However, if the staff is persuaded that the Proposal cannot be separated from the discussion of "offshoring," we submit that the Proponent's use of that example raises significant issues of policy beyond ordinary business operations.

In this context, the Commission has determined that a shareholder proposal may not be excluded from a company's proxy statement in reliance on Rule 14a-8(i)(7), if it presents or raises "significant social policy issues." Securities Exchange Act Release No. 34-40018 (May 21, 1998); Securities Exchange Act Release No. 12999 (Nov. 22, 1976). As the Commission declared in adopting the 1998 Amendments to Rule 14a-8, a proposal that presents a "sufficiently significant social policy issue" is deemed to "transcend the day-to-day business matters," and is therefore considered to "be appropriate for a shareholder vote." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

Under these circumstances, it is not sufficient for IBM to demonstrate that the Proposal relates in some way to ordinary business operations. The Company also has the burden of demonstrating that there is no significant issue of social policy that may be deemed to "transcend" or go beyond any business operations involved.

1. The Offshoring Example is Focused on the Business Strategy and Long-Term Goals of IBM

Since 1992, the Commission has taken the position that, proposals concerning "'fundamental business strategy, long-term goals and economic orientation . . . would not be considered ordinary business subject to the exclusion'" under both former Rule 14a-8(c)(7) and its successor, the current Rule 14a-8(i)(7). A. Goodman and J. Olson eds., <u>SEC Proxy and Compensation Rules</u>, Section 15.7[1] at p. 15-26 (Third edition, 2004 Supplement). The standard is quoted from the Commission's <u>amicus curiae</u> brief (No. 91-5087, p. 31) in <u>Roosevelt</u> v. <u>E.I. DuPont de Nemours & Company</u>, 958 F. 2d 416 (D.C. Cir. 1992).

In the wake of the <u>DuPont</u> brief, the staff has recognized that "strategic business proposals . . . [are] beyond a company's ordinary business operations." <u>SEC Proxy and Compensation Rules</u>, <u>supra</u>, Section 15.7[1] at p.15-27. Denials of no-action letters under this standard include <u>Union Camp Corporation</u> (Feb. 12, 1996, proposal for a phaseout of organochlorines), and <u>Eli Lily and Company</u> (Feb. 25, 2001, proposal for a policy of restraint in the pricing of drugs).

The staff has applied the same standard in denying requests for no-action letters when shareholder proposals have called for special reports. SEC Proxy and Compensation Rules, supra, Section 15.7[1] at p.15-46 In the words of Goodman and Olson, it has "precluded the exclusion of proposals calling for special reports on the grounds of ordinary business where they raise important policy issues." Id. Examples include General Motors Corporation (Mar. 4, 1996, proposal for a report on the company's involvement in ballistic missile defense), and General Electric Company (Jan. 19, 2000, proposal for a report on certain risks arising from GE's globalization growth initiative).

To the extent that the Statement of Support discusses IBM's policy of "offshoring," it is evident that the proposal relates to a fundamental business strategy that IBM has been implementing over a period of years. In this context, the Supporting Statement quotes a IBM's Director of Global Employee Relations in a way that illustrates the strategic importance of this practice:

> "frankly . . . the answer is 'offshoring' . . . the approach and the strategy here really has to crystallize as we decide what it is that is going to be moved, and what are the implications . . . ." (emphasis added).

In this context, the Wall Street Journal reported recently that IBM "has told its managers to plan on moving the work of as many as 4,730 programmers to India, China and elsewhere" (Dec. 15, 2003). The article adds that this example of "offshoring" is part of a "plan" that IBM calls "Global Sourcing."

Under these circumstances, the discussion of "offshoring" is plainly addressed to IBM's fundamental business strategy of shifting jobs from the United States to other nations. And this is matter that transcends ordinary business operations.

The Wall Street Journal article also lends support to the Proponent's concern that the accelerating trend toward implementation of the offshoring strategy may prove to be "short-sighted" in the long run. It states that "IBM managers still haven't figured out whether all of the work the [targeted] jobs represent can be performed just as well abroad."

Under these circumstances, there appears to be a legitimate basis for shareholders to question whether the strategy of offshoring may prove to be short-sighted in the long run. It may well be a case of putting the cart before the horse.

2. The Offshoring Example Relates to the Impact of Offshoring on Communities and the Nation

The staff employs an alternative approach for determining the existence of a significant issue of social policy issue, which appears to have originated in its refusal to grant a no-action letter to Pacific Telesis (Feb. 2, 1989). This approach focuses on the impact of corporate business strategies.

According to the staff's decision, Pacific Telesis concerned "a proposal that the Company study the impact on communities of the closing or consolidation of Company facilities." (emphasis added) Id. The Division of Corporation Finance took the position that "such proposals . . . involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations." Id. A more recent application of this analysis is evident in the denial of a no-action letter to E.I. DuPont de Nemours & Company (Mar. 6, 2000).

In this context, it is apparent that offshoring is a business practice that is having, and will continue to have, a significant "impact on communities" throughout the United States. Forrester Research Inc. has predicted that American corporations will shift at least 3.3 million white-collar jobs from the United States to other low-cost nations by 2015. The Atlanta Journal-Constitution (Aug. 27, 2003). In the same vein, Gartner Inc., another research firm, has estimated that half a million IT jobs, "roughly 1 in 20 - will go abroad in the next 18 months" The Christian Science Monitor (July 29, 2003).

While it would be difficult to evaluate the extent to which offshoring may be related to the closing or relocation of particular facilities, it is evident that these practices are having a "broad social and economic impact" in aggregate terms that is comparable in kind, but greater in magnitude, than the business practices that were at issue in Pacific Telesis. Moreover, we submit that the relevant "community" for evaluating the significance of offshoring is the nation as a whole, and not merely a few discrete municipalities.

In this context, Lou Dobbs Tonight has been presenting an ongoing series of special reports, for at least eight months, that is called "Exporting America." As host Lou Dobbs declared during one of those reports, corporations "are sending American jobs overseas at such a rapid rate that this country's economy is facing a crisis of historic proportions." (Lou Dobbs Tonight, Sept. 22, 2003; transcripts are available at CNN.com).

According to Bob Herbert, writing in the New York Times on January 13, 2004, the expansion of offshoring "from manufacturing to the higher-paying technical and white-collar levels is the latest big threat to employment in the U.S. He also declared, in an earlier article, that "there is no disputing the direction of the trend, or the fact that it is accelerating" (Dec. 29, 2003). He added there that, if the exportation of American jobs continues unchecked, it "will eventually mean economic suicide for hundreds of thousands, if not millions, of American families" Id.

Mr. Herbert reported that "nearly nine million Americans are officially unemployed" Id. In this context, it appears certain that offshoring is having a significant negative impact on the ability of the economy to generate net growth in the number of American jobs.

The New York Times reported, on January 10, 2004, that the United States economy had a net gain of just 1,000 new jobs in December, instead of the 150,000 new jobs that most forecasters had expected. While the growth in productivity is also seen as a factor, "total job creation . . . in the five months that the economy has been adding jobs" is just 278,000. Id.

According to the New York Times article, economists estimate "that job growth must proceed at a pace of at least 150,000 a month, on average, to absorb everyone who wants to work." Under these circumstances, the rapid acceleration in the exportation of American jobs is undoubtedly a significant and substantial factor in limiting job growth within the United States.

As to the impact on the national economy, the Chicago Tribune has reported that the December employment report had "caused alarm." (Jan. 10, 2004) The Tribune story explains "the fear . . . that if an economy juiced up by the Bush administration's historic package of tax cuts and low interest rates can't produce [growth in the number of] jobs, it may stall when the effect of that stimulus wears off later this year."

More importantly, the short term impact of offshoring on growth in employment pale in comparison to the long term implications of this business strategy. A recent study at the University of California-Berkeley has estimated that "as many as 14 million jobs are at risk" of being exported, a figure that translates to "11 percent of the [entire] U.S. work force." (Lou Dobbs Tonight, Oct. 30, 2003). Andrea Bierce, the managing director of A.T. Kearney, a consulting firm, has similarly concluded that "any function that does not require face-to-face contact is now perceived as a candidate for offshore relocation." Fortune (June 23, 2003).

In this context, C-Span broadcast a Brookings Institution debate concerning U.S. Trade Policy on January 6, 2004, which focused on the unprecedented and growing volume of offshoring. Each of the panelists agreed that this practice has ominous implications for the long-term future of the United States.

Paul Craig Roberts, was the most explicit of the C-Span panelists. He declared that the offshoring of American jobs will cause a fall in average wages in the United States, a collapse of the "ladder of upward mobility," and a reduction in the American standard of living. He concluded, "I expect the United States to become a third world nation in twenty years."

Under these circumstances, we submit that the instant Proposal raises significant issues of policy that transcend ordinary business operations. It necessarily involves the adverse impacts of outsourcing and offshoring on cities, villages and towns across the nation. This analysis would bring the instant Proposal squarely within the rationale of the staff's decision in Pacific Telesis.

In the alternative, the staff could recognize that the relevant community for analyzing the impact of outsourcing and offshoring is the nation as a whole, and all of the people within it. Under either application of the Pacific Telesis rationale, we submit that the use of offshoring as an example of the need for the proposed review of compensation criteria is sufficient to raise significant issues of policy that transcend the ordinary business operations of the Company.

3. The Offshoring Example Concerns an Issue That is the Subject of Widespead Public Debate; There is an Increasing Recognition That This Issue Raises Significant Policy Issues

A third method for determining the existence of a significant policy issue that transcends ordinary business operations is to ask whether the proposal deals with an issue that is the subject of widespread public debate. The staff has repeatedly employed this analysis in denying company requests for no-action letters.

In 2003, for example, the staff denied requests for no action letters with respect to proposals that concerned the impact of non-audit services on auditor independence. See e.g. ExxonMobil Corporation (Mar. 11, 2003) and Verizon Communications Inc. (Jan. 23, 2003). In each of the cited cases, the staff denied requests for no action letters "in view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues . . . ."

The staff has also employed this test in a number of other contexts in denying company requests for no-action letters. These include the proposal dealing with the conversion of traditional defined benefit pension plans to cash-balance pension plans in International Business Machines Corporation (Feb. 16, 2000), the proposals concerning analyst independence that were at issue in J.P. Morgan Chase & Co. (Jan. 21, 2002) and The Goldman Sachs Group, Inc. (Jan. 15, 2002), and a proposal concerning option repricing that was the subject of General DataComm Industries, Inc. (Dec. 9, 1998).

In this context, the Supporting Statement and the foregoing arguments have cited a substantial number of articles, studies and media reports that deal with the implications of offshoring. A search for articles and reports on offshoring via Google or in the LexisNexis database would doubtless identify thousands of additional sources that may be relevant.

Under these circumstances, we submit that there is substantial evidence that offshoring is the subject of "widespread public debate" in both the electronic and print media. In addition, we submit that these articles and media reports demonstrate an "increasing recognition" that offshoring has raised significant issues of policy that transcend ordinary business operations.

Further evidence of "increasing recognition" is provided by Stephen S. Roach, the Managing Director and Chief Economist of Morgan Stanley, who has concluded that "offshore outsourcing is a huge deal . . . . Something new is going on." The New York Times (Dec. 7, 2003). He added, during a roundtable debate in New York, that:

> "the relationship between aggregate demand and employment growth . . . has broken down. That breakdown reflects not just the rapid growth . . . of outsourcing platforms in places like China and India, but also the accelerated pace by which these platforms can now be connected to the developed world through the Internet."

In addition, a recent interview of U.S. Senator Charles Schumer on Lou Dobbs Tonight, which was broadcast on December 9, 2003, provides further evidence of the "increasing recognition" that offshoring has raised significant policy issues:

> "DOBBS: nearly everyone watching and listening to us right now, understands [that] U.S. multinationals . . . are the ones who have chosen to outsource high value jobs in the United States and put them in other countries.
>
> SCHUMER: Yes, you bet.

> DOBBS: China, India . . .
>
> SCHUMER: Right. Exactly. I think this is the hidden issue of the 2004 election. The areas where it has particular resonance are the middle-West, all those swing states, Pennsylvania, Ohio, Michigan, and the Southeast, where all those Senate seats are up. And its huge in those areas."

In this context, Lou Dobbs Tonight has been presenting a nightly list of American companies to publicize the fact that they are sending "jobs overseas or choosing to employ cheap foreign labor, instead of employing U.S. workers." (Dec. 10, 2003). In introducing the segment on December 10, 2003, Mr. Dobbs indicated that he was asking viewers to continue to "help to identify" and publicize the companies that are engaged in "the exportation of American jobs to cheap foreign labor markets."

Mr. Dobbs' coverage of this issue, and the viewer response to Mr. Dobbs' requests for help, are also reflective of the "growing recognition" that this issue is important. "We've received thousand[s] of e-mail[s]," Dobbs said. "Its going to be taking us . . . weeks and weeks to confirm these notifications" (Dec. 10, 2003). "Tonight," he continued, we're adding to the list of companies . . . . And bear with us. It's a huge list."

Under the circumstances set forth above, we agree with Mr. Herbert that offshoring, and its implications for the American economy and standard of living, "should be among the hottest topics of our national conversation" The New York Times (Dec. 29, 2003). We submit that the evidence demonstrates: (1) the existence of a "widespread public debate" concerning the impact of outsourcing and offshoring on individual communities and on the nation as a whole; and (2) an "increasing recognition" that these practices raise significant issues of policy that transcend ordinary business operations. For these reasons, we submit that IBM has failed to demonstrate that it is "entitled to exclude" the instant Proposal from its 2004 proxy materials pursuant to Rule 14a-8(i)(7) on the ground that the Supporting Statement uses offshoring as an example of the need for a review of executive compensation policies.

III. IBM Has Failed to Demonstrate the Existence of a Personal Grievance or Interest Within the Meaning of Rule 14a-8(i)(4).

There is no merit to IBM's contention that the Proposal relates to a personal grievance or interest within the meaning of Rule 14a-8(i)(4). The entire argument is based on rank speculation that the Proponent has an improper motive because he is "a current employee, and the Secretary of Alliance@IBM." It is nothing more than an attempt to employ the tactic of "guilt by association."

In this context, there is no evidence whatsoever to substantiate the claim that the Proponent has submitted the proposal in his capacity "as the Secretary of Alliance@IBM" (see p. 16). In addition, there is nothing, other than a broad-brush assertion that "the Proponent and the Alliance share the same interests" (p. 16), to support IBM's contention that the Mr. Mangi has an improper "motive." In fact, IBM fails to cite a single overt act of Mr. Mangi, or a single expression of fact or opinion that he has made, to support its claim that he is "misusing the shareholder proposal process"(p. 17).

The right to submit a shareholder proposal is an important incident of stock ownership. A stockholder should not be disqualified from exercising that important right on the basis of nothing more than his <u>status</u> as an employee and activist.

In addition, it is evident that the Proponent has the same interest as any other IBM stockholder in protecting the value of his investment. And, to the extent that the Proposal is addressed to executive compensation criteria, or may be found to raise a significant issue of social policy, the stockholders at large would receive the same benefits from the proposed review of executive compensation criteria as the Proponent.

In any event, insofar as the Proposal qualifies as a "social issue proposal," Rule 14a-8(i)(4) does not apply. As the Commission declared in adopting the 1998 Amendments to Rule 14a-8, "social issue proposals are generally not excludable under paragraph (4)." Securities and Exchange Act Release No.34-40018 (May 21, 1998).

In this context, the Commission pointed out that the Rule does not apply, without other factors, when a proposal relates "'to an issue in which a proponent was personally committed or intellectually and emotionally interested.'" Id. As in the case of the ordinary business exclusion, the rationale appears to be rooted in the view that the existence of a social policy issue transcends any personal grievance or interest that might be attributed to a Proponent.

Under these circumstances, we submit that IBM has failed to meet its burden of demonstrating that Rule 14a-8(i)(4) is applicable. It has failed to demonstrate that it is "entitled" to exclude the Proposal.

IV. IBM Has Failed to Demonstrate That Rules 14a-8(i)(3), 14a-8(i)(6) and 14a-9 Are Applicable

As noted above, the Proposal calls for "a special review of IBM's executive compensation policies to determine whether they create an undue incentive to make short-sighted decisions by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings per share." Both the nature of the action to be taken, and the objective to be achieved, are stated in a clear and precise manner. Accordingly, there is no merit to the claim of counsel for that the Proposal is "vague and indefinite" (p. 18).

In addition, there is no merit in the additional claim (p. 18) that the Proposal "fails to provide any guidance . . . on the scope of" the proposed review. In fact, the Supporting Statement is explicit in contending that the criteria for making compensation decisions ought to reflect "both the quality of earnings and the quality of executive decision-making."

In this context, the Supporting Statement points out that IBM uses "net earnings, cash flow and earnings-per-share" as measures of performance "to determine the bonus awards and incentive pay of senior executives" within "performance periods" of either one year or three years. Under these circumstances, we submit that the shareholders and the Board of Directors are plainly able to evaluate the action that is proposed with a reasonable degree of certainty.

The obvious problem with these criteria and performance periods is the fact that they do not distinguish between the kinds of earnings that the criteria represent. They equate earnings from operations with reported income from defined benefit pension plans, asset sales, changes in accounting treatment and other items that may serve to make executive performance appear better than it really is. They also create a structural incentive for executives to take actions that will have an effect on earnings within the time frames that are specified.

In this context, there is no merit to the additional contention that the Proposal is "beyond the power of the Company to effectuate under Rule 14a-8(i)(6)." While the Proposal gives the Board of Directors discretion to design and carry out the proposed review in the exercise of its business judgment, this is entirely appropriate because "executive compensation policies" are complex, and the proposed review will require input from persons with expertise in the field of executive compensation.

In fact, we submit that the Proponent has struck the appropriate balance between specificity and micro-management. As the Commission declared in adopting the 1998 Amendments to Rule 14a-8, a shareholder proposal may be deemed to engage in micro-management if it "seeks to impose methods for implementing complex policies." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

As to Rule 14a-9, counsel objects to the use of "fragmentary snippets from news articles" (pp. 18-19). However, while he says that he does "not believe the snippets capture the gist of these articles" (emphasis added), he has failed to provide a single iota of evidence that any of the passages is inaccurate. Nor has he presented evidence that any of the quotations or references has been taken out of context in a manner that is misleading in any respect, much less in a material respect.

Finally, there is no merit to the assertion of counsel (p. 19) that the Proponent has attempted "to impugn the character and integrity and reputation of our executives by suggesting that they would export jobs to receive greater pay." This claim is without any basis in fact. There is nothing in the Proponent's submission that "challenges the integrity . . . [or] veracity" of any IBM executive. See definition if "impugn," The New Lexicon Webster's Dictionary, 1989 Encyclopedic Edition.

Contrary to the argument of counsel, the Proposal and the Supporting Statement are focused entirely on IBM's "executive compensation policies" and certain criteria that it uses to compensate its senior executives. In the view of the Proponent, it is the executive compensation policies and compensation criteria of IBM that have given executives a "personal incentive to export jobs because higher earnings within one to three year 'performance periods' may mean higher executive pay."

As stated by the Proponent, this appears to be an objective and accurate statement of fact. It does not reflect in any way on "the character and integrity and reputation" of any IBM's executives for the Proponent to make the observation that the current compensation system has created an incentive for executives to export jobs.

Under these circumstances, we submit that IBM has failed to demonstrate that Rules 14a-8(i)(3), 14a-8(i)(6) and 14a-9 are applicable. The claims have no merit.

V. Conclusion

For the reasons set forth above, we submit that IBM has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade

c. counsel for IBM

Frederick B. Wade
ATTORNEY AT LAW

Fax (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

(608) 255-5111

DATE 1-13-04

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME: OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
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IF YOU HAVE PROBLEMS RECEIVING, PLEASE CALL:
Amy Falasz (608) 255-5111

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703
Phone (608) 255-5111

January 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of IBM for a No-Action Letter With Respect to the Shareholder Proposal of James J. Mangi

Ladies and Gentlemen:

This will advise the person assigned to IBM's request for a no-action letter that I have been asked to prepare a response on behalf of the Proponent. I did not receive the letter from IBM until late in the day on Friday, January 9.

In view of the fact that the IBM letter is dated December 18, 2003, I am concerned about the amount of time that may remain to submit a response. Please let me know who is assigned to this matter, and how soon a response must be submitted in order to be considered before the staff makes its decision on the IBM request.

I appreciate your attention to this matter. If you should call in response to this letter and do not reach me in person, you may leave a message with the information requested

Sincerely,

Frederick B. Wade

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation.
Incoming letter dated December 18, 2003

The proposal requests that IBM conduct a special review of its executive compensation policies to determine whether they create an undue incentive to make short-sighted decisions.

We are unable to concur in your view that IBM may exclude the entire proposal under rule 14a-8(i)(3). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John J. Mahon
Attorney-Advisor